SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-05122.

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐Form 10-Q
☐Form N-SAR

For Period Ended: December 31, 2005

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Interactive Television Networks, Inc.____________________________________
Full Name of Registrant

Radium Ventures, Inc.______________________________________________________
Former Name if Applicable

2010 Main Street, Suite 500
_____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Irvine, California 92614
_______________________________________________________________________________
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| | |	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|
☒	| | | | | | | | |	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
following the prescribed due date; or the subject quarterly
report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the
 prescribed due date; and

|
| |	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant could not timely obtain an independent valuation report in connection with the determination of the compound imbedded derivative liability related to the beneficial conversion feature of its outstanding $4,000,000 debentures and warrants.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Murray Williams, Chief Financial Officer                                                                                         (949) 223-4100
               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------
(Name)                                                                                                              (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐No

The Registrant is a development stage company that did not commence its revenue generating operations until the second fiscal quarter of 2005. In addition, during 2005 the Registrant completed an equity private placement and a debt financing, which significantly affected its assets and liabilities. As a result, at December 31, 2005 the Registrant had total assets of approximately $14,629,000 (before adjustments to be made as described below) compared to $1,630,000 on December 31, 2004, and total liabilities of $5,658,000 (before adjustments to be made as described below) and $292,000 on those dates, respectively. In addition, the Registrant had no revenues during 2004, compared to revenues of $811,000 in fiscal 2005. The Registrant’s net loss for fiscal 2005 and 2004 was approximately $4,956,000 and $327,000, respectively. However, the net loss and liabilities for fiscal 2005 will significantly increase, in an amount still to be determined, based on adjustments to be made for the compound imbedded liability related to the beneficial conversion feature of the Registrant’s outstanding debentures and warrants. Because the foregoing adjustments that still need to be made will significantly affect the actual audited financial statements, certain items in the financial statements included in the Registrant’s Form 10-KSB will significantly differ from the amounts listed above.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Interactive Television Networks, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: Date March 31, 2006	By:	/s/ Murray Williams
Murray Williams Chief Financial Officer

INSTRUCTION: The form may be signed by an  executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.